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                             January 24, 2022

       James McCullough
       Chief Executive Officer
       Renalytix plc
       5-7 Cranwood Street
       London EC1V 9EE
       United Kingdom

                                                        Re: Renalytix plc
                                                            Form 20-F for the
fiscal year ended June 30, 2021
                                                            Filed October 21,
2021
                                                            File number
001-39387

       Dear Mr. McCullough:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

              Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to the comment, we may have additional comments.

       Form 20-F filed October 21, 2021

       Exhibits 12.1 and 12.2, page 11

   1. We note the introductory language in paragraph 4 of the certifications included in Exhibits
                                                        12.1 and 12.2 does not
include reference to internal control over financial reporting. Your annual report on Form
20-F for the fiscal year ended June 30, 2021 represents your second annual report and
therefore you are no longer within the transition period. Please file an amendment that is
limited to the cover page, explanatory note, signature page, and paragraphs 1, 2, 4 and
5 of the certification pursuant to Question 246.13 of the
                                                        Compliance and
Disclosure Interpretations of Regulation S-K.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 James McCullough
Renalytix plc
January 24, 2022
Page 2

       You may contact Mary Mast at 202-551-3613 or Daniel Gordon at 202-551-3486 with any questions.



FirstName LastNameJames McCullough                     Sincerely,
Comapany NameRenalytix plc
                                                       Division of Corporation
Finance
January 24, 2022 Page 2                                Office of Life Sciences
FirstName LastName